--------
 FORM 3
--------
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                 Section 17(a)
      of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


-----------------------------------------------------------------------------------------------------------------------------------
 1. Name and Address of Reporting Person   2. Date of Event Requiring    4. Issuer Name and Ticker or
                                              Statement                     Trading Symbol
----------------------------------------      (Month/Day/Year)              Sybron Chemicals Inc. (AMEX:SYC)
     (Last)     (First)     (Middle)          8/30/00                    -----------------------------------------------------------
                                           ----------------------------  5. Relationship of Reporting        6. If Amendment, Date
       Bayer Corporation                   3. IRS or Social Security          Person to Issuer                  of Original
----------------------------------------      Number of Reporting           (Check all applicable)              (Month/Day/Year)
             (Street)                         Person (Voluntary)                            X                7. Individual or Joint/
                                                                         ----- Director   -----  10% Owner      Group Filing (Check
      100 Bayer Road                       ----------------------------                                         Applicable Line)
----------------------------------------                                 ----- Officer    -----  Other (specify
      (City)      (State)      (Zip)                                     (give title below)             below)  -- Form filed by One
                                                                          President                                Reporting Person
      Pittsburgh    PA          15205                                     ---------------------------            X
                                                                                                                -- Form filed by
                                                                                                                   More than One
                                                                                                                   Reporting Person
-----------------------------------------------------------------------------------------------------------------------------------
                                                            TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
-----------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share           0(1)                                 N/A
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

--------------
(1) See note 1 on page 2.

              TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct (D)
                                 -------------------------------------------------                  or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) On August 30, 2000, Bayer Corporation, an Indiana corporation and a wholly owned subsidiary of Bayer Aktiengesellschaft
    ("Parent"), and Project Toledo Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (the
    "Purchaser"), entered into a Stockholder Agreement (the "Stockholder Agreement") with 399 Venture Partners, Inc., Richard M.
    Klein and John H. Schroeder (each a "Stockholder" and, collectively the "Stockholders") pursuant to which each Stockholder has agreed, among other things, to tender the Shares (as defined below) owned by such Stockholder into the Purchaser's offer to purchase all the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Sybron Chemicals Inc., a
    Delaware corporation (the "Company"), together with the associated rights to purchase Series A Junior Participating Preferred
    Stock pursuant to the rights agreement by and between the Company and Fleet National Bank, as rights agent, as amended as of
    August 30, 2000. Under the Stockholder Agreement, each Stockholder has granted to certain individuals designated by Parent an irrevocable proxy with respect to the Shares subject to the Stockholder Agreement to vote such Shares under certain circumstances. See Joint Filer Information on attached page.

**Intentional misstatements or omissions of facts constitute Federal Criminal   /s/ E.L. Foote, Jr.                September 8, 2000
Violations.                                                                     -------------------------------    -----------------
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                    Name: E.L. Foote, Jr.              Date
                                                                                Title: Executive Vice President
Note: File three copies of this Form, one of which must be manually signed.     **Signature of Reporting Person
      If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                               Page 2 of 3 pages

                            JOINT FILER INFORMATION

Title of Securities: Common Stock, par value $0.01 per share

Issuer & Ticker Symbol: Sybron Chemicals Inc. (SYC)

Designated Filer: Bayer Corporation

Other Joint Filers:

     Project Toledo Acquisition Corp.
     100 Bayer Road
     Pittsburgh, PA 15205-9741

     Bayer Aktiengesellschaft
     D-51368 Leverkusen
     Germany

Date of Event
Requiring Statement: August 30, 2000

PROJECT TOLEDO ACQUISITION CORP.,

     by /s/ John L. Williams
        ------------------------------
        Name:  John L. Williams
        Title: President

BAYER AKTIENGESELLSCHAFT,

     by /s/ Roland Hartwig
        ------------------------------
        Name:  Dr. Roland Hartwig
        Title: General Counsel




                               Page 3 of 3 pages